Exhibit No. 99.22
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                               PRESS RELEASE
                           CADBURY SCHWEPPES [LOGO]

     Contacts:        London
                      Cadbury Schweppes plc
                      011-4471-409-1313
                      Chris Milburn - Director, Corporate Communications
                      Dora McCabe - Group Public Relations Manager

                      New York
                      Gavin Anderson & Company
                      212-373-0200
                      Cameron King

     Media Advisory:  The following was released earlier today in London.

                                                          FOR IMMEDIATE RELEASE

                  BUSINESS COMBINATION DISCUSSIONS BETWEEN
                  CADBURY SCHWEPPES AND DR PEPPER/SEVEN-UP
          ---------------------------------------------------------



London, January 23, 1995-- Cadbury Schweppes plc ("Cadbury Schweppes") (NASDAQ:
CADBY) announced today that representatives of Cadbury Schweppes and Dr Pepper/Seven-Up Companies, Inc. ("Dr Pepper/Seven-Up") are involved in detailed discussions about a proposed business combination under which the stockholders of Dr Pepper/Seven-Up would receive a cash consideration. There can be no assurances that any such discussions will result in the parties entering into a definitive agreement regarding any such business combination.


Proposed Financing Structure

Cadbury Schweppes currently owns 15,620,746 shares in Dr Pepper/Seven-Up, representing 25.3 percent of the existing common stock of Dr Pepper/Seven-Up and 22.7 percent of the fully diluted common stock of Dr Pepper/Seven-Up. Cadbury Schweppes has acquired this interest at an average cost of $15 per share.

Cadbury Schweppes intends that the cash consideration for any business combination would be financed by both debt and equity. The equity element would be likely to involve the issue of new Cadbury Schweppes shares to raise on the order of 500 million pounds sterling.

Cadbury Schweppes would only intend to enter into any business combination if it would expect the effect of the transaction on its earnings per share to be no worse than broadly neutral in 1995 prior to charging reorganization costs, and positive in 1996 and thereafter, and if it would expect interest cover to remain above 4.5 times.





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The Dr Pepper/Seven-Up Group

The Dr Pepper/Seven-Up Group is the third largest soft drinks company in the US. The group's principal products are "Dr Pepper", "Diet Dr Pepper", "Seven-Up" and "Diet Seven-Up" carbonated soft drinks and "Welch's" soft drinks. In 1993 it had some 11 per cent of the estimated $49 billion (at retail prices) US carbonated soft drinks market.

In the year ended 31 December 1993, Dr Pepper/Seven-Up reported an operating profit of $183.0 million (year ended December 31, 1992: $160.6 million) and profit before taxation and extraordinary items of $96.2 million (1992: loss $8.6 million) on sales of $707.4 million (1992: $658.7 million). Net cash from operating activities after deducting capital expenditure was $119.8 million (1992: $53.3 million). The stockholders' deficit at December 31, 1993 was $420.1 million. Net indebtedness (including redeemable preferred stock) at December 31, 1993 was $887.8 million.

Dr Pepper/Seven-Up's unaudited results for the nine months ended September 30, 1994 showed an operating profit of $155.8 million (nine months ended
September 30, 1993: $144.6 million) and profit before taxation and extraordinary items of $99.6 million (1993: $78.2 million) on sales of $585.1 million (1993:
$540.2 million). Net cash from operating activities after deducting capital expenditure for the nine months was $81.6 million (1993: $79.5 million). The stockholders' deficit at September 30, 1994 was $357.6 million. Net indebtedness at September 30, 1994 was $829.3 million.


The Cadbury Schweppes Group

The Cadbury Schweppes Group is a major participant in confectionery and beverages markets whose brands and products are sold in over 170 countries around the world. It is the third largest soft drinks company in the world and the fourth largest in the US with some 5 percent of the US carbonated soft drinks market in 1993.


Further announcement

A further announcement will be made in due course.

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